Exhibit 11

American Healthways, Inc.
Earnings Per Share Reconciliation
November 30, 2005
(Unaudited)
(In thousands, except earnings per share data)

         The following is a reconciliation of the numerator and denominator of basic and diluted earnings per share:

	Three Months Ended November 30,

	2005	2004

Numerator:
Net income - numerator for basic earnings per share	$6,456	$7,762
Effect of dilutive securities	—	—

Numerator for diluted earnings per share	$6,456	$7,762

Denominator:
Shares used for basic earnings per share	33,961	32,922
Effect of dilutive stock options and awards	2,012	2,367

Shares used for diluted earnings per share	35,973	35,289

Earnings per share:
Basic	$0.19	$0.24

Diluted	$0.18	$0.22

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